Kehei, LLC
Statements of Changes in Members' Equity
From January 1st , 2019 to December 31, 2020
(Unaudited)

	Members Contributions	Retained Earnings	Total Members' Equity
Balance, January 1, 2019	$ 4,902	$ -	$ 4,902
Member Contribution	2,000		2,000
Net loss		(2,484)	$ (2,484)
Balance, December 31, 2019	6,902	(2,484)	4,418
Net income		106,187	106,187
Balance, December 31, 2020	$ 6,902	$ 103,704	$ 110,606